May 19, 2006                                                     Peter DiIorio
                                                peter.diiorio@hellerehrman.com
                                                           Main (212) 832-8300
Via Edgarlink and Federal Express                           Fax (212) 763-7600


Securities and Exchange Commission
Division of Corporation Finance
Mail Stop - 4561
100 F Street, N.E.
Washington, DC  20549

Attention:        Ms. Barbara C. Jacobs, Ms. Maryse Mills-Apenteng,
                  and Ms. Anne Nguyen

Re:      Convera Corporation
         Form S-3 Registration Statement
         File No. 333-133344

Dear Ladies and Gentlemen:

         Enclosed for filing on behalf of Convera Corporation (the "Company") is Amendment No. 1 (this "Amendment") to the above-referenced Registration Statement, originally filed with the Securities and Exchange Commission on April 18, 2006 (the "Registration Statement"). Under separate cover, courtesy copies of the Amendment marked to show changes are also being sent.

         This Amendment reflects changes made in response to your letter dated May 11, 2006, regarding the Registration Statement (the "Staff Letter"). The comments contained in the Staff Letter are reproduced in bold and italics below, and the response to each comment follows.

Selling Stockholders, page 10

1. Identify the natural person or persons who have voting or investment control over The Weitz Funds - Hickory Fund and The Weitz Funds - Partners Opportunity Fund entities listed as selling shareholders.

The natural person who exercising voting control over these entities has been disclosed in footnote (9) to the selling stockholder table on page 13 of the Amendment.

Part II

Undertakings, page II-2

2. The undertakings required by Item 512(a) of Regulation S-K have recently been updated. Please update the disclosure to include the currently required undertakings outlined in paragraph (a)(5)(i) or (ii), as appropriate.

The undertakings on pages II-2 and II-3 of the Amendment have been revised to reflect the updated undertakings required by Item 512(a) of Regulation S-K.

3. In addition, because you are not relying on Rule 430A, please remove the related undertaking.

The undertaking relating to Rule 430A has been removed from the undertakings on pages II-2 and II-3 of the Amendment.

Legality Opinion

4. Please confirm that the reference and limitation in the opinion to "the Delaware General Corporation Law" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

We confirm that the reference and limitation in the opinion to "the Delaware General Corporation Law" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting such laws.

5. Please remove from the first sentence of the penultimate paragraph of the opinion the word "solely" and any implication that investors may not rely of the opinion. In this regard, the following sentence requiring written consent for reliance upon the opinion should also be eliminated.

The word "solely" and the following sentence have been deleted from the opinion as requested in the Staff's comment.

6. In addition, because the opinion is qualified by the date it was rendered, it should be revised so that it refers to a date closer to the desired time of effectiveness.

The legal opinion, as revised in response to the Staff's comments, has been re-filed as Exhibit 5.1 to the Amendment.

        If the Staff would like to discuss any of the Company's responses to the Staff Letter, please feel free to contact the undersigned at (212) 847-8711.

                                                Sincerely,


                                                /s/ PETER DIIORIO
                                                Peter DiIorio
                                                Heller Ehrman LLP

Enclosures

cc:      John R. Polchin, Convera Corporation